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                             August 3, 2022

       David Zhang
       Partner
       Kirkland & Ellis
       26th Floor, Gloucester Tower
       The Landmark
       15 Queens Road Central
       Hong Kong

                                                        Re: LAIX Inc.
                                                            Form Schedule 13E-3
                                                            Filed July 11, 2022
                                                            File No. 005-90784

       Dear Mr. Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as the offer materials, unless otherwise indicated.

       Schedule 13E-3

       Background of the Merger, page 30

   1. Please disclose, here and where relevant in the prospectus, the reasons for the ADS'
                                                        trading suspension by
the New York Stock Exchange on April 7, 2022.
   2. Please describe the "development and change in the Company's business operation and deterioration of market
conditions" that resulted in Primavera's withdrawal from the
                                                        Original Buyer Group.
See Item 5 of Schedule 13E-3 and Item 1005 of Regulation M-A.
   3. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in
considerable detail any reports, whether oral or written, received from a third party and
materially related to this transaction. This section references multiple
 David Zhang
Kirkland & Ellis
August 3, 2022
Page 2
         presentations by Houlihan Lokey during the course of entering into this Merger
         Agreement, and considering alternatives for the Company. See for example, references to meetings on September 14, 2021, October 11, 2021 and April 30, 2021. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the Company and its financial advisor, summarize the substance of the presentations or reports and file any written materials provided as exhibits to the
Schedule 13E-3. We note
         that the only materials currently filed are dated June 14, 2022. Certain Financial Projections, page 43

4. Expand to describe the assumptions and underlying limitations that form the basis for the projections, which you reference generically in this section. Opinion of the Special Committee's Financial Advisor, page 44

5. Please revise to provide a more complete summary of the analysis contained in the Ex.
         99(c)(2) financial opinion. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of
         Regulation M-A.
6. The Houlihan Lokey opinion and the disclosure describing it here state that it may not be used without the express consent of the financial advisor. Revise to affirmatively state that such consent has been provided for use of the opinion and the description of it here.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameDavid Zhang                                 Sincerely,
Comapany NameKirkland & Ellis
                                                              Division of
Corporation Finance
August 3, 2022 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName